[redacted]

11022673

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
AUG 08 2011
Washington, DC
211

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 68237

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hub International Investment Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 E. Alamar Avenue
(No. and Street)

Santa Barbara, CA (City) (State) 93105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Scher 805-682-2571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise Scher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hub International Investment Services Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

K. REYNOLDS
Commission # 1825841
Notary Public -- California
Santa Barbara County
My Comm. Expires Dec 6, 2012

Signature

President
Title

K. Reynolds
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUB International Investment Services

HUB International Investment Services Inc.

40 E. Alamar Avenue
Santa Barbara, CA 93105
Office (805) 682-2571

August 5, 2011

Ms. Colleen Diles
Surveillance Director
Financial Industry Regulatory Authority
300 South Grand Av, Suite 1600
Los Angeles, CA. 90071

RE: Hub International Investment Services Inc. ("HIIS," "our," "we," "us") January 1, 2010 through December 31, 2010 Annual Audit

Dear Ms. Diles:

This letter has been prepared in response to the letter dated July 25, 2011 from the Financial Industry Regulatory Authority ("FINRA") in connection with the inquiry to the audited financials for fiscal period January 1, 2010 through December 31, 2010.

For ease of reference, the material weaknesses noted in the audited financial statements and comments on the FINRA letter have been included below along with our response:

Material weakness (a) controls did not operate effectively to ensure certain general and administrative expenses had been appropriately accrued.

1. *FINRA question — Explanation of the reason for, and the duration of, each material weakness*
    a. HIIS response — HIIS was established as Hub International Limited's ("Hub") (the corporate holding company) broker-dealer. Upon incorporation, HIIS entered into a shared services agreement with another Hub subsidiary to receive certain support services such as office space. While these shared services were utilized by HIIS during 2010, we did not record the expense associated with these services on the stand-alone financial statements of HIIS during the year. Upon determination that these costs should have been accrued for at year-end, we recorded these amounts in the 2010 audited year-end financial statements.

2. *FINRA question — Description of actions the firm is taking to remedy each of the weaknesses*
    a. HIIS response — Management has recorded the accruals for these shared services in the 2010 year-end audited financial statements. Since the issuance of the year-end audited financial statements, we continue to accrue for these shared service costs throughout 2011. We consider this material weakness to be fully remediated at the time of this letter.

Controls did not operate effectively to ensure business and intangible asset acquisitions had been accounted for in conformity with GAAP.

1. *FINRA question — Explanation of the reason for, and the duration of, each material weakness*
    a. HIIS response — During 2010, HIIS acquired the rights to part of a registered representative's broker dealer business. Upon closing this transaction, management originally accounted for the acquisition as a business combination and allocated a portion of the purchase price to goodwill. Upon review of the transaction as part of the year-end audit process, we concluded that this should not have been recorded as a business combination but rather the purchase should have been recorded as a customer list intangible asset subject to amortization. The related adjustment to amortization was deemed significant to the financial statement of HIIS.

2. *FINRA question — Description of actions the firm is taking to remedy each of the weaknesses*
    a. HIIS response — We recorded the adjustment related to this transaction in the 2010 year-end audited financial statements. We have instituted additional review procedures for non-standard transactions to insure that the financial statements are in accordance with generally accepted accounting principles.

Very truly yours,

Denise Scher

Denise Scher
President and Chief Compliance Officer
Hub International Investment Services Inc.